[LETTERHEAD OF SUTHERLAND ASBILL & BRENNAN LLP]

February 18, 2014

VIA EDGAR

Cindy Rose
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:    Fifth Street Senior Floating Rate Corp.
Registration Statement on Form N-2
File No.: 333-191701
Dear Ms. Rose:
On behalf of Fifth Street Senior Floating Rate Corp. (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company on January 31, 2014 relating to the Company’s registration statement on Form N-2 (File No. 333-191701). The Staff’s comments are set forth below in italics and are followed by the Company’s responses.
1. Please advise the Staff whether any of the investments in the Company’s portfolio contain a payment-in-kind interest provision.
Response: The Company confirms that none of the investments in its portfolio currently contain a payment-in-kind interest provision.
2. The Staff notes that the Company has not yet filed its fidelity bond for the coverage period commencing on January 17, 2014 with the SEC. Please confirm to the Staff that the Company will file the fidelity bond and the other items required by Rule 17g-1(g) of the Investment Company Act of 1940 with the SEC within the time period set forth in such rule.
Response: Please be advised that the Company made the above-referenced fidelity bond filing with the SEC on January 31, 2014 and that such filing was made within the time period required by Rule 17g-1(g) of the Investment Company Act of 1940.
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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0805, or Steven B. Boehm at (202) 383-0176.

Sincerely,

/s/ Harry S. Pangas
Harry S. Pangas